UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-42381

SAG Holdings Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name Into English)

14 Ang Mo Kio Street 63

Singapore 569116

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice of Extraordinary General Meeting and Proxy Statement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SAG Holdings Limited

Date: March 12, 2025	By:	/s/ Neo Chin Heng
Neo Chin Heng
Chief Executive Officer